SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)
(Amendment No.__)
CORPORATE  OFFICE  PROPERTIES, Inc.
(Name of Issuer)

Common Stock, par Value $0.01 per share
(Title of Class of Securities)

22002T108
(CUSIP Number)


December 31, 2007
(Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 22002T108                                13G	Page 2 of 5 Pages


(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

DIAM Co., Ltd.


(2)	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):
(a)	[   ]
(b)	[   ]


(3)	SEC USE ONLY



(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

(5)	SOLE VOTING POWER
3,038,927
(6)	SHARED VOTING POWER
NUMBER OF SHARES 0
BENEFICIALLY OWNED
BY EACH REPORTING(7)	SOLE  DISPOSITIVE POWER
PERSON WITH 3,038,927
(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,038,927


(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(SEE INSTRUCTIONS)			[  ]


(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.42%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA



Item 1.
(a)	Name of Issuer.
CORPORATE  OFFICE  PROPERTIES
(b)	Address of Issuer's Principal Executive Offices.
6711 Columbia Gateway Drive, Suite300, Columbia, MD 21046
Item 2.
(a)	Name of Person Filing.
This Schedule 13G is being filed by DIAM Co., Ltd.
(b)	Address of Principal Business Office or, if none, Residence.
3-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo, 100-0005
Japan
(c)	Citizenship.
Japan
(d)	Title of Class of Securities.
Common Stock, par value $0.01 per share
(e)	CUSIP Number.
22002T108
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or
13d-2(b) or (c),
check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under Section 15 of
the Act.
(b)	[  ]	Bank as defined in Section 3(a)(6) of the Act.
(c)     [  ]	Insurance Company as defined in Section 3(a)(19)
of the Act.
(d)	[  ]	Investment Company registered under Section 8 of
the Investment Company Act.
(e)	[x]	Investment Adviser in accordance with Sec.
240.13d-1(b)(1)(ii)(E).
(f)	[  ]	Employee Benefit Plan or Endowment Fund in
accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g)	[  ]	Parent holding company, in accordance with Sec.
240.13d-1(b)(ii)(G).
(h)	[  ]	A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act.
(i)	[  ]	A church plan that is excluded from the definition
of an investment company under Section 3?(14) of
the Investment Company Act of 1940.
(j)	[  ]	Group, in accordance with Sec. 240.13d-
1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c),
check this box	[  ].

Item 4.		Ownership

(a)	Amount Beneficially Owned.  3,038927shares.

(b)	Percent of Class.    6.42 %

(c)	Number of shares as to which each such person has

	(i)	sole power to vote or to direct the vote:
	3,038,927 shares.

	(ii)	shared power to vote or to direct the vote:
	0 shares.

(iii)	sole power to dispose or to direct the
disposition of:   3,038,927shares.

(iv)	shared power to dispose or to direct the
disposition of:   0 shares.

Item 5.		Ownership of Five Percent or Less of a Class.

Not applicable
Item 6.		Ownership of More than Five Percent on Behalf of
Another Person.
Not applicable
Item 7.		Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

		Not applicable

Item 8.		Identification and Classification of Members of
the Group.

Not applicable
Item 9.		Notice of Dissolution of Group.
Not applicable



Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  January 30, 2008

DIAM Co., Ltd.


/s/ Hirotaka Tochio
General Manager



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).